FOR IMMEDIATE RELEASE

                                    CONTACTS:
                                    Holly Anderson (Ideon Media Relations)
                                    904-218-1784

                                    Bill Lackey (Ideon Investor Relations)
                                    904-218-1836

                  IDEON DISCONTINUES TWO NEW PRODUCTS
          Reports $46.7 Million Loss For The Second Quarter
                   Total staff reduced by 27 percent

      JACKSONVILLE, FL, July 31, 1995 -- Ideon Group, Inc. (NYSE:IQ) today announced that it is discontinuing its child registration and missing child search service and is redesigning and test marketing its PGA TOUR Partners program. In addition, the company said it is significantly reducing its corporate staff and streamlining its SafeCard Services business unit. These actions will eliminate approximately 375 jobs and result in a charge of $34.2 million in the second quarter.

       The company reported a net loss of $46.7 million, or $1.62 per share, for the second quarter ended June 30, 1995. The $34.2 million charge covers costs related to severance, facilities abandonment and the write-down of equipment and other assets. The company also expects to take a charge of up to $5 million in the third quarter, as required by accounting rules, to cover costs associated with streamlining SafeCard Services and downsizing Ideon corporate headquarters staff. Ideon expects to report a loss for the year ending December 31, 1995.

      The second quarter loss compares to net income of $3.8 million, or $.14 per share, for the fiscal quarter ended April 30, 1994. Total revenues for the 1995 second quarter of $57.7 million compare with $49.3 million in the 1994 period.

      For the six months ended June 30, 1995, the company reported revenues of $117.5 million and a net loss of $46.4 million, or $1.60 per share, compared with $93.0 million in revenues and net income of $12.2 million, or $.45 per share, in the first six months of fiscal 1994. The first six months of fiscal 1994 included a $2.0 million, or $.07 per share, benefit as a result of the cumulative effect of a change in accounting for income taxes.

      Ideon Group, Inc. resulted from the reorganization of SafeCard Services, Inc. approved by shareholders on April 27, 1995. Its subsidiaries include SafeCard Services, Inc., Wright Express Corporation, National Leisure Group, Inc., Family Protection Network, Inc. and Ideon Marketing and Services Company.

Family Protection Network to Close

      Family Protection Network, a nationwide child registration and missing child search service, began marketing initiatives in April. The product failed to generate acceptable consumer response rates, and in late May, the company reduced promotional efforts and began additional market testing. Due to continued poor consumer acceptance, the company will close Family Protection Network and return all enrollment fees and materials to its subscribers. Approximately 100 jobs will be eliminated as a result of this action. Ideon's SafeCard Services business unit is evaluating the possibility of offering child registration as an enhancement service to credit card issuers.

      As a result of these actions, Family Protection Network reported a pretax loss of $26.3 million for the 1995 second quarter, of which $17.3 million related to marketing and operational costs incurred during the quarter, and $9.0 million covered costs of severance, facilities abandonment and the write-off of equipment and other assets. Marketing and operational costs incurred for the first six months of 1995 totaled $20.8 million.

Ideon Marketing and Services to Dramatically Reduce Developmental Activities

      Ideon will dramatically downsize its Ideon Marketing and Services business unit which primarily supports the PGA TOUR Partners program and evaluates additional co-branded credit card marketing and servicing opportunities. While the company has discontinued marketing of the Partners product launched in March due to low consumer response rates, it plans to continue to re-design and test market various alternatives during the third quarter, including membership and credit card, credit card only, and membership only products.

      The company expects to invest up to $4.9 million during the third quarter in the PGA TOUR Partners program, of which $2.4 has already been committed. Ideon will re-evaluate its role in the program once re-design and test marketing have been completed.

      Approximately 130 jobs will be eliminated in this business unit. Dorothy S. Schechter, executive vice president of marketing, will leave the company, effective today, as a result of the downsizing. John R. Birk, Ideon's president and chief operating officer, also will serve as interim president of Ideon Marketing and Services.

     The company will continue test marketing its Collections of the Vatican Museums program, with catalog mailings scheduled for later this summer and fall. The company has spent $1 million on this program in the first six months of 1995, of which $700,000 was spent during the second quarter. The company expects to incur an additional $1.5 million in 1995 to complete test marketing efforts, nearly all of which has been committed. Once catalog test results are evaluated, the company will decide on future strategy for the program.

     For the 1995 second quarter, Ideon Marketing and Services reported a pretax loss of $39.0 million, including $21.0 million related to marketing and operational costs incurred, and $18.0 million of costs to cover severance, facilities abandonment and the write-off of equipment and other assets. Marketing and operational costs incurred for the first six months of 1995 totaled $25.2 million.

Corporate Staff to be Reduced by 60 percent

      The company also will reduce its corporate headquarters staff by 60 percent, eliminating approximately 75 of 125 jobs. In addition, the company has instituted a cost-cutting program designed to reduce overall corporate expenses, facilities and equipment needs. The company recorded a charge of $7.2 million in the second quarter related to the write-off of corporate equipment and other assets.


Existing Businesses
SafeCard Services to Streamline Operations

      After reviewing SafeCard Services operations, the company has decided to eliminate approximately 70 jobs in that unit by year-end. This action will reduce marketing and new product development costs, increase operational efficiencies and consolidate technology and finance functions.

      SafeCard reported revenues of $46.8 million in the second quarter of 1995 compared with $42.6 million for the second fiscal quarter of 1994. Pretax income totaled $8.3 million for this year's period compared with $11.0 million for the 1994 quarter. Pretax income in 1995 was affected approximately $500,000 by the change in amortization of subscriber acquisition costs announced earlier this year. SafeCard reported record paid memberships of 13,139,000 at June 30, 1995, up from 12,635,000 at the end of fiscal 1994 second quarter.

      For the six months ended June 30, 1995, SafeCard reported revenues of $93.2 million compared to $84.1 million in the first half of fiscal 1994. Pretax income was $18.6 million for the 1995 six months and $22.1 million for the 1994 comparable period. The change in amortization had a $1.7 million impact in the 1995 six-month period.

Wright Express and National Leisure Group Report Continued Growth

     Wright Express, acquired in September 1994, reported $5.8 million in revenues and pretax income of $701,000 for the quarter. It reported $10.7 million in revenues and $1.4 million in pre-tax income for six months ended June 30 1995. National Leisure Group, acquired in the first quarter of 1995, contributed $3.4 million in revenues and pretax income of $360,000 for the quarter, and reported $9.1 million in revenues and pretax income of $2.0 million for the six-month period. Stock buy-back Program in Effect

     As announced on May 30, the company's board of directors reinstated a stock repurchase program that authorized the purchase of up to 2.5 million shares of common stock on the open market. To date, the company has purchased 469,800 shares at a cost of $4.6 million.

Strategic Focus

      Ideon said the changes announced today will enable it to better focus on serving its existing clients. The company plans to concentrate future product developments within its existing business units. It is continuing to evaluate and consider strategic acquisitions that leverage its core competencies and provide value to the existing business units, and is continuing to evaluate additional partnerships for marketing and servicing co-branded credit card or membership programs.

     "Our priority for the past 60 days has been to make a rigorous evaluation of our businesses, as well as our corporate strategy and structure, and to make the changes needed to improve our financial performance," said Paul G. Kahn, Ideon's chairman and chief executive officer. "Today is a difficult day for everyone at Ideon, and I am disappointed about the failure of our recent product initiatives and the resulting impact on the company, our employees and shareholders. However, the changes we're making are critical to returning Ideon to profitability and to ensuring our long-term success."

IDEON GROUP, INC.
STATEMENT OF OPERATIONS
                                                     Three Months Ended          Six Months Ended
                                            ---------------------------  -----------------------
                                               June 30,      April 30,     June 30,      April 30,
                                                 1995          1994          1995          1994
Revenues
  Membership and subscription revenue, net     $ 44,106,000  $ 39,791,000  $ 87,703,000  $ 78,619,000
  Card acquisition and services revenue           5,791,000             -    10,701,000             -
  Consumer marketing revenue                      6,049,000     2,764,000    14,222,000     5,327,000
  Gain from litigation settlements                        -     4,257,000             -     4,257,000
  Interest income                                 1,703,000     2,051,000     3,588,000     4,052,000
  Other income                                       83,000       449,000     1,246,000       752,000
                                                -----------   -----------   -----------   -----------
                                                 57,732,000    49,312,000   117,460,000    93,007,000
                                                -----------   -----------   -----------   -----------
Costs and expenses
  Subscriber acquistion costs and related        27,601,000    24,030,000    54,527,000    47,583,000
  Other costs of revenue                          5,416,000     1,955,000    11,433,000     3,840,000
  Research and product development costs          3,088,000             -     5,104,000             -
  Service costs and other operating expens        9,434,000     5,669,000    17,843,000    10,382,000
  General and administrative expenses            11,983,000     4,498,000    19,853,000     8,889,000
  Costs relating to products abandoned
    and restructuring                            73,091,000     7,900,000    81,152,000     7,900,000
                                                -----------   -----------   -----------   -----------
                                                130,613,000    44,052,000   189,912,000    78,594,000
                                                -----------   -----------   -----------   -----------
Income before provision for income taxes        (72,881,000)    5,260,000   (72,452,000)   14,413,000

Provision for income taxes                      (26,211,000)    1,456,000   (26,083,000)    4,165,000
                                                -----------   -----------   -----------   -----------

Income before cumulative effect
  of change in accounting for
  income taxes                                  (46,670,000)    3,804,000   (46,369,000)   10,248,000

Cumulative effect of change in
    accounting for income taxes                           -             -             -     2,000,000

Net income                                     $(46,670,000) $  3,804,000  $(46,369,000) $ 12,248,000

                                                ===========   ===========   ===========   ===========
Earnings per share

Income before cumulative effect
    of accounting change                       $      (1.62) $        .14  $      (1.60) $        .38

Cumulative effect of accounting
    change                                                -             -             -           .07
                                                -----------   -----------   -----------   -----------
  Net income                                   $      (1.62) $        .14  $      (1.60) $        .45
                                                ===========   ===========   ===========   ===========

  Weighted average common and
  common equivalent shares                       28,860,000    27,761,000    28,900,000    27,472,000
                                                ===========   ===========   ===========   ===========


IDEON GROUP, INC.
CONDENSED BALANCE SHEET

                                                June 30,    October 31,
                                                  1995          1994
ASSETS

Current Assets:
  Cash and cash equivalents                    $ 29,191,000  $17,921,000
  Securities available for sale,
    maturing within one year                     47,370,000   39,249,000
  Receivables, net                               53,903,000   42,449,000
  Income taxes receivable                           621,000    2,114,000
  Deferred subscriber acquisition costs and
    related commissions amortizing
    within one year                             104,493,000   83,449,000
  Deferred income tax assets                     36,526,000    8,540,000
  Other current assets                            2,852,000      799,000
                                                -----------  -----------
  Total current assets                          274,956,000  194,521,000

Securities available for sale,
  maturing after one year                        21,331,000  127,363,000
Deferred subscriber acquisition costs and
  related commissions amortizing
  after one year                                 25,180,000  111,948,000
Property and equipment, net                      35,038,000   16,410,000
Excess of cost over fair value
  of net assets acquired                         45,566,000   28,739,000
Other assets                                      1,955,000    1,392,000
                                                -----------  -----------
                                               $404,026,000 $480,373,000
                                                ===========  ===========


LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Current Liabilities:
  Notes payable to bank                        $ 16,947,000  $11,793,000
  Accounts payable                               32,072,000   30,833,000
  Accrued expenses                               41,539,000   24,654,000
  Product abandonment and related liabilities    25,587,000
  Subscribers' advance payments, amortizing
    within one year                             116,451,000  106,563,000
  Allowance for cancellations                     6,076,000    7,656,000
                                                -----------  -----------
    Total current liabilities                   238,672,000  181,499,000

Subscriber advance payments, amortizing
   after one year                                46,539,000   51,991,000
Deferred income tax liability                     5,119,000   29,291,000
                                                -----------  -----------
   Total liabilities                            290,330,000  262,781,000
                                                -----------  -----------

STOCKHOLDERS' EQUITY                            113,696,000  217,592,000
                                                -----------  -----------
                                               $404,026,000 $480,373,000
                                                ===========  ===========

IDEON GROUP, INC.
BUSINESS UNIT FINANCIAL DATA

For the three months ended June 30, 1995

                                             SafeCard       Wright        National    Developmental    Corporate
                                             Services       Express    Leisure Group  Operations       and Other        Total
Membership and subscription revenue       $ 44,106,000                                                              $ 44,106,000
Card acquisition and services revenue                -   $  5,791,000                                                  5,791,000
Consumer marketing revenue                   2,625,000              -   $  3,424,000                                   6,049,000
Interest and other income                       82,000              -          4,000                 $  1,700,000      1,786,000
                                           -----------    -----------    -----------                  -----------    -----------

Total revenue                               46,813,000      5,791,000      3,428,000                    1,700,000     57,732,000

Costs and expenses                          38,547,000      5,090,000      3,068,000  $ 65,915,000     17,993,000    130,613,000
                                           -----------    -----------    -----------   -----------    -----------    -----------
Income (loss) before provision
  for income taxes                        $  8,266,000   $    701,000   $    360,000  $(65,915,000)  $(16,293,000)  $(72,881,000)
                                           ===========    ===========    ===========   ===========    ===========    ===========

For the three months ended April 30, 1994
                                             SafeCard       Wright        National    Developmental    Corporate
                                             Services       Express    Leisure Group  Operations       and Other        Total

Membership and subscription revenue      $  39,791,000                                                             $  39,791,000
Card acquisition and services revenue                -                                                                         -
Consumer marketing revenue                   2,764,000                                                                 2,764,000
Interest and other income                       55,000                                               $  6,702,000      6,757,000
                                           -----------                                                -----------    -----------
Total revenue                               42,610,000                                                  6,702,000     49,312,000

Costs and expenses                          31,593,000                                                 12,459,000     44,052,000
                                           -----------                                                -----------    -----------
Income (loss) before provision
  for income taxes                        $ 11,017,000                                               $ (5,757,000)  $  5,260,000
                                           ===========                                                ===========    ===========


For the six months ended June 30, 1995

                                             SafeCard       Wright        National    Developmental    Corporate
                                             Services       Express    Leisure Group  Operations       and Other        Total

Membership and subscription revenue       $ 87,703,000                                                              $ 87,703,000
Card acquisition and services revenue                -   $ 10,701,000                                                 10,701,000
Consumer marketing revenue                   5,171,000                  $  9,051,000                                  14,222,000
Interest and other income                      293,000              -         24,000                 $  4,517,000      4,834,000
                                           -----------    -----------    -----------                  -----------    -----------
Total revenue                               93,167,000     10,701,000      9,075,000                    4,517,000   $117,460,000

Costs and expenses                          74,527,000      9,330,000      7,035,000  $ 73,976,000     25,044,000    189,912,000
                                           -----------    -----------    -----------   -----------    -----------    -----------
Income (loss) before provision
  for income taxes                        $ 18,640,000   $  1,371,000   $  2,040,000  $(73,976,000)  $(20,527,000)  $(72,452,000)
                                           ===========    ===========    ===========   ===========    ===========    ===========

For the six months ended April 30, 1994

                                             SafeCard       Wright        National    Developmental    Corporate
                                             Services       Express    Leisure Group  Operations       and Other        Total


Membership and subscription revenue       $ 78,619,000                                                              $ 78,619,000
Card acquisition and services revenue                -                                                                         -
Consumer marketing revenue                   5,327,000                                                                 5,327,000
Interest and other income                      149,000                                               $  8,912,000      9,061,000
                                           -----------                                                -----------    -----------
Total revenue                               84,095,000                                                  8,912,000     93,007,000

Costs and expenses                          62,017,000                                                 16,577,000     78,594,000
                                           -----------                                                -----------    -----------
Income (loss) before provision
  for income taxes                        $ 22,078,000                                               $ (7,665,000)  $ 14,413,000
                                           ===========                                                ===========    ===========

IDEON GROUP, INC.
SUPPLEMENTAL QUESTIONS AND ANSWERS
JULY 31, 1995


FAMILY PROTECTION NETWORK

Q.  Why did Family Protection Network fail?

A number of factors contributed to the program's failure. First, we believe there was significant and consistent emotional bias in the market research that was not adequately taken into account. Absence of a brand identification and several other factors also contributed to the failure.



PGA TOUR PARTNERS PROGRAM

Q.  What went wrong with the PGA TOUR Partners program?

Consumer response to our initial Partners program fell significantly short of our market projections based on our research. We believe our initial offering was too complicated and confusing for consumers and our initial pricing was too high. Also, the credit card market has been in a state of flux over the past year, so many of the market assumptions used were invalid.

As a result, we have discontinued the PGA TOUR Partners product as initially configured.

Q.  What are your plans for PGA TOUR Partners?

We are returning to a developmental mode and are test marketing new product offerings. We will honor commitments we have made, nevertheless, we hope to renegotiate our existing agreements with our business partners in this venture. We will make our decisions about whether to continue our role in the program once we've completed our negotiations and market testing.


SAFECARD SERVICES

Q. How was the financial performance of SafeCard Services for the quarter and year to date?

For the quarter, revenue and membership levels have increased 10% and 4% respectively, and for the six month period, revenue has increased 11%. Billings for the quarter, however, have decreased $5.3 million from the second quarter 1994. This primarily reflects the impact of the renegotiation of contracts with certain large issuers and a resulting sharper focus in new marketing. New marketing began increasing at the end of the second quarter. Accordingly, we believe billings should resume their growth in the third and fourth quarters.

Profitability for SafeCard is down compared to 1994, reflecting both the impact of the change in amortization and research and product development expenditures. The amortization change has reduced gross margins by 1.0% for the three months and 1.8% for the six months ended June 30, 1995, versus the prior year. The remainder of the decrease in profitability reflects new product development costs incurred to expand our product lines and better target new customers as well as additional depreciation associated with the increased capital expenditures in the current year. New product development is our highest priority in this business. However, given what we've learned from the PGA TOUR Partners and Family Protection Network projects, the new product development process will be rigorous and the costs will be closely controlled.

Q.  What specific actions are you taking in restructuring SafeCard?

The new product development process will be more client focused, rigorous and controlled. In addition, given our investment in information technology, operational efficiencies will also be obtained from the automation programs recently implemented. Several functions will be restructured and positions eliminated, including consolidation of finance and technology functions.

Q.  What new business have you obtained at SafeCard?

New contracts have been signed with six clients, including an extension of our contract with Citibank through the year 2000. Finally, we have expanded our existing business with ten clients for 1995 and 14 clients for 1996. Partially offsetting these increases is the loss of new marketing at Texaco.

Q.  Have you completed your capital expenditure program for SafeCard?

Yes, we are substantially complete with the renovations and expansion of the Cheyenne facility, which provides additional capacity as well as substantially improving our technological platform. Since October 1994, SafeCard has purchased property and equipment totaling $12.4 million, primarily due to the Cheyenne operating center ($7.5 million). The remainder represents upgraded computer equipment and systems.


WRIGHT EXPRESS AND NATIONAL LEISURE GROUP

Q. What is the impact of today's announcement on Wright Express and National Leisure Group?

Other than our general corporate mandate to be vigilant in expense control, there will be no impact on these two subsidiaries. These two recent acquisitions have continued their historical growth patterns, are performing well and are meeting their 1995 business and financial goals.


IDEON GROUP, INC.

Q.  What are Ideon's financial goals and plans going forward?

Our goal is to return to profitability as quickly as possible, grow revenues and earnings at a competitive rate and limit exposure relative to new product initiatives.

Q. Why are you providing more detailed financial information about your business units this quarter?

As a result of the reorganization approved by stockholders in April, Ideon, as a holding company, now has separate operating subsidiaries. In an effort to be responsive to the requests of our investors, we now break out information about those subsidiaries.


Q. What is the plan for corporate infrastructure and overhead and how were those parameters determined?

Ideon's corporate staff will determine overall corporate strategy, structure, values and policies. In addition, it will provide support services that can only be effectively and economically performed centrally. Senior management and the board of directors made a careful review of all corporate staff and functions and believe that we have the people and structure in place to execute our business plans.

Q. Given the reduction in force, how are you addressing your facilities needs and what are your plans regarding the acquisition of the American Express Regional Operating Center?

We will consolidate our Jacksonville operations from five locations to two by the end of the year, and we are continuing to evaluate our options with respect to the AMEX building. While it would be inappropriate to discuss specific strategies at this time, we will act in the best interest of the company and its stockholders.

Q. Why did cash decrease so dramatically since the end of fiscal 1994?

We invested $22 million in Ideon Marketing and Services and for the development of the PGA TOUR Partners program, $17 million in Family Protection Network and $3 million on its Collections of the Vatican Museum test marketing. We also acquired National Leisure Group earlier this year for $15 million. Since the end of fiscal 1994, we spent $25 million in improving and expanding the Cheyenne, Wyoming, operations center and enhancing the company's technology. We also spent $5 million on the stock repurchase program. Excess cash generated by our core businesses (SafeCard, Wright Express and National Leisure Group) and interest received from our investment portfolio were used to pay quarterly dividends and general corporate expenses, including litigation and legal fees.

Q. What will future cash levels be?

We believe that our cash flow from operations and our cash and investment balances are adequate to meet the company's current and long-term liquidity needs. We expect to continue to maintain significant cash and investment balances. Cash and investments may decline during the third quarter as a result of severance and other restructuring payments and the stock repurchase program. In addition, alternative uses of cash, such as acquisitions, are regularly evaluated by management. However, the downsizing of the company and the closing of Family Protection Network will significantly reduce our operating cash needs and our core businesses will continue to contribute positive cash flow.


Q.  What are the company's plans regarding future dividends?

There are no plans to change the company's dividend policy.